EXHIBIT 99.1

ODDITY TECH REPORTS RECORD SECOND QUARTER RESULTS, RAISES OUTLOOK

•	Record second quarter net revenue of $193 million, up 27% year-over-year
•	Record second quarter adjusted EBITDA of $62 million, up 49% year-over-year
•	Record second quarter net income of $45 million, up 52% year-over-year, and record second quarter adjusted net income of $51 million, up 58% year-over-year
•	Record first half net operating cash flow of $105 million and free cash flow of $104 million
•	Announces Ido Bachelet as Chief Science Officer

NEW YORK, Aug 7, 2024 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the second quarter ended June 30, 2024.

“Our business is firing on all cylinders. Results in the second quarter were driven by strong and profitable growth across brands, categories, and products,” said Oran Holtzman, ODDITY co-founder and CEO. “I see massive growth for our business ahead. Our early investments in technology are transforming the industry, unlocking online, and delivering huge financial rewards. We will continue investing our powerful cash flow in technology, science, and building new brands to keep us years ahead of our competitors.”

“Last year, we made the decision to take our company public so we could build something huge and lead the industry,” Holtzman continued, “In the year since our IPO we have established a strong track record of delivering on our commitments: beating our financial targets every quarter since our IPO, breaking new records in our scale and profitability, and continuing to invest in future initiatives to ensure high long term growth. To add value to our shareholders, and with our board’s authorization, we have begun using our strong balance sheet for share buybacks.”

ODDITY achieved a number of objectives during the second quarter, which include:

•	Exceeding financial guidance for the second quarter ended June 30, 2024 across every metric and raising the full year 2024 outlook.
•	Excellent, profitable growth at both IL MAKIAGE and SpoiledChild brands across markets and products.
•	Continued development of Brands 3 and 4 to disrupt additional large beauty and wellness categories.
•	Continuing to build the ODDITY LABS molecule discovery platform, scaling teams and building processes.
•	Delivering $78 million of net income and $110 million of adjusted EBITDA in the first six months of 2024.
•	Generating $104 million of free cash flow in the first half of 2024.
•	A strong balance sheet position including $268 million of cash, cash equivalents, and investments, with zero outstanding debt, as of June 30, 2024.
•	Repurchasing 250,000 shares for $10 million, with $140 million remaining on the $150 million buyback authorization.

“We are pleased with our financial results for the second quarter, which beat our guidance across revenue, gross margin, adjusted EBITDA, and adjusted diluted EPS,” said Lindsay Drucker Mann, ODDITY Global CFO. “Our excellent Q224 results, combined with a strong start to Q3 and our sustained high repeat rates gives us excellent visibility into achieving our full year objectives and raising our financial outlook.”

Second Quarter Fiscal 2024 Financial Highlights1:

Results for the second quarter ended June 30, 2024 are presented below in comparison to the same period in the prior year:

1 Throughout this press release results greater than $10 million have been rounded to the nearest million.

•	Net revenue was $193 million compared to $151 million in the second quarter of 2023, representing a 27% year-over-year increase.
•	Gross profit was $139 million compared to $107 million in the second quarter of 2023, representing a 30% year-over-year increase. Gross margin was 72.2%, increasing by 154 bps compared to gross margin of 70.6% in the second quarter of 2023.
•	Net income was $45 million compared to $30 million in the second quarter of 2023. Net income margin was 23.6% compared to 19.8% in the second quarter of 2023.
•	Adjusted net income was $51 million compared to $32 million in the second quarter of 2023, representing a 58% year-over-year increase. Adjusted net income margin was 26.5% compared to 21.3% in the second quarter of 2023.
•	Adjusted EBITDA was $62 million compared to $42 million in the second quarter of 2023, representing a 49% increase. Adjusted EBITDA margin was 32.3%, increasing by 470 bps compared to adjusted EBITDA margin of 27.6% in the second quarter of 2023.
•	The weighted average number of outstanding shares used in computing our basic earnings per share (“EPS”) was 57.9 million and 54.1 million for the second quarter of 2024 and 2023, respectively. The weighted average number of outstanding shares used in computing our diluted EPS and adjusted diluted EPS was 62.0 million and 57.5 million for the second quarter of 2024 and 2023, respectively.
•	Diluted EPS were $0.73 for the second quarter of 2024 compared to $0.52 in the second quarter of 2023. Adjusted diluted EPS were $0.82 for the second quarter of 2024 compared to $0.56 in the second quarter of 2023.
•	Cash and cash equivalents, restricted cash, short-term deposits and marketable securities were $268 million, with no outstanding debt as of June 30, 2024.

The table below sets forth our actual results for the three months ended June 30, 2024 and the low and high end of our guidance range regarding our results for the second quarter of 2024 as issued on May 7, 2024 and updated June 7, 2024.

	Three months ended June 30, 2024
	Actual Results	June 7 Updated Guidance	May 7 Initial Guidance Low End	May 7 Initial Guidance High End
Net Revenue	$193 million	~$189 million	$185 million	$189 million
Gross Margin	72.2%	~71.0%	71.0%	71.0%
Adjusted EBITDA	$62 million	~$60 million	$53 million	$56 million
Adjusted Diluted EPS	$0.82	~$0.69	$0.61	$0.64

ODDITY announces Chief Science Officer Ido Bachelet

Dr. Ido Bachelet will join ODDITY as Chief Science Officer to lead our science at ODDITY LABS in Boston. Dr. Bachelet completed his postdoctoral research in Bioengineering at MIT and in Synthetic Biology at the Wyss Institute at Harvard Medical School. He founded and scaled multiple biotech labs.

“Ido is a world class, experienced scientific leader and entrepreneur with an outstanding track record of operating and scaling high-impact biotech labs,” Holtzman said. “He shares in ODDITY’s culture of transforming industries through technology, innovation, and creativity. I strongly believe that Ido will contribute a lot to our mission of making ODDITY LABS the center of science innovation for our industry.”

Dr. Evan Zhao has decided to depart ODDITY to pursue other interests. “We are grateful to Evan for creating a strong foundation for ODDITY LABS following our acquisition of Revela, the company he had co-founded. He is a talented scientist and entrepreneur, and we wish him the best in the future,” said Holtzman.

Financial Outlook

ODDITY expects to deliver 2024 financials ahead of its long-term growth algorithm of 20%-plus revenue growth and 20%-plus adjusted EBITDA margin. ODDITY’s 2024 outlook incorporates accelerated investments in future growth initiatives, which are expected to have a disproportionate negative impact on adjusted EBITDA margin in the second half of 2024.

ODDITY is raising guidance for the full year ending December 31, 2024:

•	Net revenue between $633 million and $640 million, representing year-over-year growth between 24% and 26%.
•	Gross margins of approximately 71%.
•	Adjusted EBITDA between $142 million and $146 million.
•	Adjusted diluted EPS between $1.71 and $1.76. This assumes a tax rate of approximately 22% and average fully diluted shares of approximately 64 million.

	Current FY2024 Outlook	Prior FY2024 Outlook
Net Revenue	$633-640 million	$626-635 million
Gross Margin	71.0%	71.0%
Adjusted EBITDA	$142-146 million	$139-143 million
Adjusted Diluted EPS	$1.71-1.76	$1.57-1.62

ODDITY is providing the following guidance for the third quarter ending September 30, 2024:

•	Net revenue between $115 million and $117 million, representing year-over-year growth between 22% and 24%.
•	Gross margin of approximately 68.0%.
•	Adjusted EBITDA between $21 million and $23 million.
•	Adjusted diluted EPS between $0.21 and $0.23. This assumes a tax rate of approximately 27.5% and average fully diluted shares of approximately 64.5 million.

Q3 2024 Outlook
Net Revenue	$115-117 million
Gross Margin	68.0%
Adjusted EBITDA	$21-23 million
Adjusted Diluted EPS	$0.21-0.23

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and Free cash flow are non-GAAP financial measures. Please see the sections titled “Non GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q2 2024 financial and business results and outlook is scheduled for tomorrow, August 8, 2024, at 8:30 a.m. ET. To participate, please dial 1-800-343-5172 (US) or 1-203-518-9856 (international) and the conference ID is ODDITY. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 or 1-412-317-6671 (international). An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, Adjusted diluted EPS and Free cash flow. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring items. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring items and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY defines “Free cash flow” as net cash provided by operating activities less purchase of property, plant and equipment.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the third quarter 2024 and the full year ending December 31, 2024.These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves approximately 50 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollar in thousands (except per share data)

	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023

	Unaudited
Net revenue	$192,774	$151,311	$404,402	$316,965
Cost of revenue	53,677	44,466	109,199	92,635
Gross profit	139,097	106,845	295,203	224,330
Selling, general and administrative	86,055	70,012	203,180	162,776
Operating income	53,042	36,833	92,023	61,554
Financial income, net	(3,670)	(894)	(6,625)	(737)
Income before taxes on income	56,712	37,727	98,648	62,291
Taxes on income	11,221	7,730	20,174	12,704
Net income	$45,491	$29,997	$78,474	$49,587
Weighted-average number of shares - basic	57,881	54,144	57,638	53,771
Weighted-average number of shares – diluted	61,996	57,473	62,332	56,915
Basic earnings per share	$0.79	$0.55	$1.36	$0.92
Diluted earnings per share	$0.73	$0.52	$1.26	$0.87

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$86,853	$36,538
Short-term deposits	79,189	78,000
Marketable securities	4,344	1,108
Trade receivables	11,637	9,916
Inventories	88,578	84,106
Prepaid expenses and other current assets	12,579	14,144

Total current assets	283,180	223,812

LONG-TERM ASSETS:
Marketable securities	97,354	50,507
Property, plant and equipment, net	9,460	9,245
Deferred tax asset, net	7,319	3,924
Intangible assets, net	36,166	36,001
Goodwill	64,904	64,904
Operating lease right-of-use assets	17,304	13,557
Other assets	3,149	2,956

Total long-term assets	235,656	181,094

Total assets	$518,836	$404,906

ODDITY TECH LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$58,426	$56,185
Other accounts payable and accrued expenses	66,069	49,325
Operating lease liabilities, current	6,428	3,802

Total current liabilities	130,923	109,312

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	9,828	8,712
Other long-term liabilities	3,883	3,775

Total liabilities	144,634	121,799

SHAREHOLDERS' EQUITY:
Class A Ordinary shares	15	14
Class B Ordinary shares	3	3
Additional paid-in capital	192,076	178,910
Accumulated other comprehensive income	1,856	2,402
Retained earnings	180,252	101,778

Total shareholders' equity	374,202	283,107

Total liabilities and shareholders' equity	$518,836	$404,906

ODDITY TECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,

	2024	2023

	(Unaudited)
Cash flows from operating activities:
Net income	$78,474	$49,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,598	4,000
Share-based compensation	13,821	4,370
Accretion of discount of marketable securities	(2,205)	-
Deferred income taxes	(2,843)	(736)
Increase in trade receivables	(1,721)	(246)
Decrease (increase) in prepaid expenses and other receivables	404	(1,468)
(Increase) decrease in inventories	(4,472)	7,716
Increase (decrease) in trade payables	2,288	(5,707)
Increase in other accounts payable and accrued expenses	16,512	18,432
Change in operating lease right-of-use assets	2,295	2,312
Change in operating lease liability	(2,300)	(2,609)
Other	589	316

Net cash provided by operating activities	105,440	75,967

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,502)	(761)
Capitalization of software development costs	(2,284)	(1,496)
Investment in marketable securities	(50,024)	-
Investments in short-term deposits	(1,189)	(20,000)
Cash paid in conjunction with acquisition, net of cash acquired	-	(23,173)
Other investing activities	(519)	(250)

Net cash used in investing activities	(55,518)	(45,680)

Cash flows from financing activities:
Purchase of Class A Ordinary shares	(10,356)	-
Proceeds from exercise of options	8,645	201
Repayment of loans and borrowings	-	(4,313)
Other financing activities	-	(463)

Net cash used in financing activities	(1,711)	(4,575)

Effect of exchange rate fluctuations on cash and cash equivalents	8	(115)

Net increase in cash, cash equivalents and restricted cash	48,219	25,597
Cash, cash equivalents and restricted cash at the beginning of the period	38,766	43,114

Cash, cash equivalents and restricted cash at the end of the period	$86,985	$68,711

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$45,491	$29,997	$78,474	$49,587
Financial income, net	(3,670)	(894)	(6,625)	(737)
Taxes on Income	11,221	7,730	20,174	12,704
Depreciation and amortization	2,297	2,100	4,598	4,000
Share-based compensation	6,959	2,559	13,821	4,370
Non-recurring adjustments	-	300	-	300
Adjusted EBITDA	$62,298	$41,792	$110,442	$70,224

Reconciliation of Net Income and Adjusted Net Income
Net Income	$45,491	$29,997	$78,474	$49,587
Share-based compensation	6,959	2,559	13,821	4,370
Non-recurring adjustments	-	300	-	300
Tax impact	(1,361)	(587)	(2,826)	(954)
Adjusted Net Income	$51,089	$32,269	$89,469	$53,303

Diluted earnings per share	$0.73	$0.52	$1.26	$0.87
Adjusted diluted earnings per share	$0.82	$0.56	$1.44	$0.94

Reconciliation of net cash provided by operating activities to free cash flow

	Six Months Ended June 30,
	2024	2023

	(Unaudited)
Net operating cash flow	$105,440	$75,967
Purchase of property and equipment	(1,502)	(761)
Free cash flow	$103,938	$75,206

Cash, Cash equivalents, and Investments

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Cash and Cash equivalents	$86,853	$36,538
Short-term deposits and restricted cash	79,321	80,228
Marketable securities	101,698	51,615
Total Cash and Investments	$267,872	$168,381